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                                                                   EXHIBIT 4.1.1

                     Amendment to 1999 Stock Incentive Plan

Section 4.1 of the CKE Restaurants, Inc. 1999 Stock Incentive Plan is hereby amended in its entirety to read as follows:


         4.1 SHARES SUBJECT TO THE PLAN. A total of 6,650,000 shares of Common Stock, plus, on the date of each annual meeting of the stockholders an additional 350,000 shares of Common Stock, may be issued under the Plan subject to adjustment as to the number and kind of shares pursuant to
         Section 4.2 hereof. For purposes of this limitation, in the event that
         (a) all or any portion of any Option or Right to Purchase granted or offered under the Plan can no longer under any circumstances be exercised, or (b) any shares of Common Stock are reacquired by the Company pursuant to an Incentive Option Agreement, Nonqualified Option Agreement or Stock Purchase Agreement (including shares received as payment of Exercise Price), the shares of Common Stock allocable to the unexercised portion of such Option or such Right to Purchase, or the shares so reacquired, shall again be available for grant or issuance under the Plan.